SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
05614L 10 0
(CUSIP Number)
Bryant R. Riley B. Riley Financial, Inc. 21255 Burbank Boulevard, Suite 400 Woodland Hills, CA 91367 (818) 884-3737
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 SCHEDULE 13D

CUSIP No.	05614L 10 0

1		NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,578,274
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,578,274
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,578,274
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.9%*
14		TYPE OF REPORTING PERSON (See Instructions)
HC

*       Percent of class is calculated based on (i) 46,275,719 shares of common stock, par value $0.01 (the “Common Stock”), of Babcock & Wilcox Enterprises, Inc. (the “Issuer”), which is the total number of shares outstanding as of July 24, 2019 following the completion of the Equitization Transactions and the Issuer’s one-for-ten reverse stock split, plus (ii) 1,666,666 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

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SCHEDULE 13D

CUSIP No.	05614L 10 0

1		NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,985,889
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,985,889
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,985,889
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%*
14		TYPE OF REPORTING PERSON (See Instructions)
IA

*       Percent of class is calculated based on (i) 46,275,719 shares of Common Stock of the Issuer, which is the total number of shares outstanding as of July 24, 2019 following the completion of the Equitization Transactions and the Issuer’s one-for-ten reverse stock split, plus (ii) 1,666,666 shares of Common Stock issuable upon the exercise of the Warrants, which are exercisable within 60 days.

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SCHEDULE 13D

CUSIP No.	05614L 10 0

1		NAMES OF REPORTING PERSONS
B. Riley FBR, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,859,423
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,859,423
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,859,423
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%*
14		TYPE OF REPORTING PERSON (See Instructions)
BD

*       Percent of class is calculated based on (i) 46,275,719 shares of Common Stock of the Issuer, which is the total number of shares outstanding as of July 24, 2019 following the completion of the Equitization Transactions and the Issuer’s one-for-ten reverse stock split, plus (ii) 1,666,666 shares of Common Stock issuable upon the exercise of the Warrants, which are exercisable within 60 days.

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SCHEDULE 13D

CUSIP No.	05614L 10 0

1		NAMES OF REPORTING PERSONS
BRC Partners Opportunities Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,985,889
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,985,889
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,985,889
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%*
14		TYPE OF REPORTING PERSON (See Instructions)
PN

*       Percent of class is calculated based on (i) 46,275,719 shares of Common Stock of the Issuer, which is the total number of shares outstanding as of July 24, 2019 following the completion of the Equitization Transactions and the Issuer’s one-for-ten reverse stock split, plus (ii) 1,666,666 shares of Common Stock exercisable within 60 days under the Warrants.

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SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,985,889
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,985,889
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,985,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.1%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*       Percent of class is calculated based on (i) 46,275,719 shares of Common Stock of the Issuer, which is the total number of shares outstanding as of July 24, 2019 following the completion of the Equitization Transactions and the Issuer’s one-for-ten reverse stock split, plus (ii) 1,666,666 shares of Common Stock issuable upon the exercise of the Warrants, which are exercisable within 60 days.

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SCHEDULE 13D

CUSIP No.	05614L 10 0

1	NAMES OF REPORTING PERSONS
Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
145,488
	8	SHARED VOTING POWER
8,662,698 (1)
	9	SOLE DISPOSITIVE POWER
145,488
	10	SHARED DISPOSITIVE POWER
8,662,698 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,808,186
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.4%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*       Percent of class is calculated based on (i) 46,275,719 shares of Common Stock of the Issuer, which is the total number of shares outstanding as of July 24, 2019 following the completion of the Equitization Transactions and the Issuer’s one-for-ten reverse stock split, plus (ii) 1,666,666 shares of Common Stock issuable upon the exercise of the Warrants, which are exercisable within 60 days.

(1)        Reflects shares of Common Stock held jointly with Carleen Riley, Mr. Riley’s spouse, with whom he shares voting and dispositive power, and shares of Common Stock held directly by BRPLP and BRFBR.

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Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on November 30, 2018, as amended by Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2019, Amendment No. 2 to the Schedule 13D, filed with the SEC on May 7, 2019, and Amendment No. 3 to Schedule 13D filed with the SEC on July 23, 2019 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.01 (the “Common Stock”), of Babcock & Wilcox Enterprises, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is amended and restated in its entirety as follows:

Of the shares of Common Stock to which this Statement relates:

(1)	1,090,870 shares of Common Stock were purchased on behalf of the Reporting Persons using its working capital. The Reporting Persons purchased such shares for an aggregate purchase price of approximately $21,879,136 (excluding commissions);

(2)	115,713 shares of Common Stock beneficially owned by Mr. Riley was acquired with personal funds through various transactions on the open market. The aggregate purchase price of such shares of Common Stock beneficially owned by Mr. Riley was approximately $1,875,152.99 (excluding commissions);

(3)	1,190,775 shares of Common Stock were purchased on behalf of the Reporting Persons using its investment capital or, in the case of Mr. Riley, personal funds. The Reporting Persons purchased such shares for an aggregate purchase price of approximately $3,572,328.90 (excluding commissions) in connection with the Issuer’s rights offering disclosed in the Issuer’s prospectus dated June 28, 2019 and filed with the SEC on June 28, 2019 (the “Rights Offering”);

(4)	In connection with the Backstop Exchange Agreement (as further described in Item 4 herein), the Reporting Persons purchased 2,744,163 shares of Common Stock, through the cancellation and discharge of principal of the Issuer's Tranche A-3 term loans in an amount equal to approximately $8,232,489.79.

(5)	In connection with the Exchange and Purchase Agreements (as further described in Item 4 herein), the Reporting Persons purchased 1,999,999 shares of Common Stock, through the cancellation and discharge of principal of the Issuer’s Tranche A-1 term loans in an amount equal to approximately $6,000,000.00.

(6)	Simultaneously with the Equitization Transactions, the Issuer issued an aggregate of 1,666,666 Warrants to BRF and BRPLP, each exercisable for one right to purchase one share of our common stock at a purchase price of $0.01 per share.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following:

On July 23, 2019, certain Reporting Persons entered into the following transactions:

(a)	On July 23, 2019, Vintage Capital Management, LLC (“Vintage Capital”) assigned its interest in $6,000,000 aggregate principal amount of the Issuer’s Tranche A-1 last out term loans under the Issuer’s Credit Agreement (the “Loan Assignments”), of which $3,999,999.90 aggregate principal amount was assigned to BRPLP and $2,000,000.10 aggregate principal amount was assigned to BRF.

(b)	On July 23, 2019, following completion of the Loan Assignments, (i) BRF and the Issuer entered into an Exchange and Purchase Agreement (the “BRF Exchange and Purchase Agreement”), pursuant to which BRF agreed to cancel and fully discharge its interest in the Issuer’s Tranche A-1 last out term loan in an aggregate amount of $2,000,000.10 (inclusive of paid-in-kind interest), plus any accrued interest thereon, in exchange for its purchase of 666,666 newly issued shares of Common Stock; and (ii) BRPLP and the Issuer entered into an Exchange and Purchase Agreement (the “BRPLP Exchange and Purchase Agreement”, and together with the BRF Exchange and Purchase Agreement, the “Exchange and Purchase Agreements”), pursuant to which BRF agreed to cancel and fully discharge its interest in the Issuer’s Tranche A-1 last out term loan in an aggregate amount of $3,999,999.90 (inclusive of paid-in-kind interest), plus any accrued interest thereon, in exchange for its purchase of 1,333,333 newly issued shares of Common Stock.

8

The Exchange and Purchase Agreements each contain customary representations, warranties and covenants of the parties. The foregoing summaries of the Exchange and Purchase Agreements do not purport to be complete and are qualified in its entirety by the full text of each of the Exchange and Purchase Agreements, which are attached as Exhibits 2 and 3 and incorporated herein by reference. All shares of Common Stock issued pursuant to the Exchange and Purchase Agreements were issued in a transaction exempt from registration under the Securities Act.

(c)	Pursuant to the Backstop Exchange Agreement, BRFBR agreed to purchase from the Issuer all unsubscribed shares of the Issuer’s Common Stock to be issued in connection with the Issuer’s Rights Offering (as previously disclosed). In connection with the Backstop Exchange Agreement, and simultaneously with the Exchange and Purchase Agreements, BRF and BRPLP subscribed for an aggregate of 4,744,162 shares of Common Stock, at an aggregate price of $14,232,489.79 (the “Backstop Subscription”), paid by the cancellation and discharge of a like amount of the principal balance, of Tranche A-3 term loans of the Issuer.

(d)	Simultaneously with the other transactions sets forth herein, the Issuer issued (i) to BRPLP, 125,000 shares of Common Stock issuable upon the exercise of the Stock Purchase Warrant, dated July 23, 2019, which is attached as Exhibit 4 and is incorporated herein by reference (the “BRPLP Warrant”), and (ii) to BRF, 1,541,666 shares of Common Stock issuable upon the exercise of the Stock Purchase Warrant, dated July 23, 2019, which is attached as Exhibit 5 and is incorporated herein by reference (the “BRF Warrant”, and together with the BRPLP Warrant, the “Warrants”). The foregoing summaries of the Warrants do not purport to be complete and are qualified in its entirety by the full text of each of the Warrants, which are attached as Exhibits 4 and 5 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety as follows:

(a) - (b)

1.

As of the date hereof, (i) BRPLP beneficially owned directly 1,860,889 shares of Common Stock and 125,000 shares of Common Stock issuable upon the exercise of the BRPLP Warrant, together representing 4.1% of the Issuer’s Common Stock, (ii) BRFBR beneficially owned directly 1,859,423 shares of Common Stock, representing 3.9% of the Issuer’s Common Stock, and (iii) BRF beneficially owned directly 3,191,296 shares of Common Stock and 1,541,666.7 shares of Common Stock issuable upon the exercise of the BRF Warrant, together representing 17.9% of the Issuer’s Common Stock.

2.	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

3.	BRF is the parent company of BRFBR. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRFBR.

4.	Mr. Riley may beneficially own 229,912 shares of Common Stock representing 0.5% of the Issuer’s Common Stock, of which (i) 84,424 shares are held jointly with his wife, Carleen Riley, (ii) 14,781 shares are held as sole custodian for the benefit of Abigail Riley, (iii) 14,781 shares are held as sole custodian for the benefit of Charlie Riley, (iv) 14,781 shares are held as sole custodian for the benefit of Eloise Riley, (v) 12,794 shares are held as sole custodian for the benefit of Susan Riley, (vi) 50,998 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust, (vii) 37,353 shares are held in Mr. Riley’s 401(k) account, and (viii) 8,578,274 shares outstanding or issuable upon the exercise of the Warrants are held directly by BRF, BRPLP or BRFBR in the manner specified in paragraph (1) above. Mr. Riley disclaims beneficial ownership of the shares held by BRF, BRPLP and BRFBR, which are not directly owned or controlled by Mr. Riley.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own or control.

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As of the date hereof, each of BRPLP, BRPGP, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP.

As of the date hereof, each of BRFBR and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRFBR.

(c) Except for the shares of Common Stock issued to the Reporting Persons in connection with the Rights Offering, Exchange and Purchase Agreements, Backstop Exchange Agreement, and the shares issuable upon exercise under the Warrants (as described in Items 3 and 4), none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Amendment that were not previously reported.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended to add the following:

The information with respect to the Loan Assignments, Warrants, Exchange and Purchase Agreements and Backstop Exchange Agreement in Item 4 is incorporated by reference herein.

On July 29, 2019, BRF, as lender, entered into an amendment and restatement of certain loan obligations, with Vintage Capital, as borrower (the “Loan”). The Loan is secured by a pledge, pursuant to that certain Amended and Restated Pledge Agreement, dated as of July 29, 2019, between BRF and Vintage Capital (the “Pledge Agreement”), of certain collateral, including 5,000,000 shares of Common Stock of the Issuer owned or held of record or beneficially by Vintage Capital, and any and all replacements, products and proceeds of, and dividends, distributions in property or securities, returns of capital or other distributions made on or with respect to such shares.

The foregoing descriptions of each of the Agreements do not purport to be complete and are qualified in its entirety by reference to the Backstop Exchange Agreement, Investor Rights Agreement and the Registration Rights Agreement.

By virtue of entry into the Letter Agreement and the obligations and rights thereunder, which contains, among other things, certain provisions relating to transfer of, and coordination of the issuance of securities of the Issuer (including an obligation to effectuate the Rights Offering) by the parties thereto, the Reporting Persons and Vintage Capital may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based in part on information provided by the Issuer and the Schedule 13D filings of Vintage, such a “group” would be deemed to beneficially own an aggregate of 24,516,569 shares of Common Stock, or 51.1% of the Common Stock of the Issuer calculated pursuant to Rule 13d-3. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a “group” for the purposes of Sections 13(d) and 13(g) of the Act and the rules thereunder. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit
Number	Description

1	Joint Filing Agreement, dated May 7, 2019, by and among B. Riley Financial, Inc., BRC Partners Opportunity Fund, L.P., BRC Partners Management GP, LLC, B. Riley Capital Management, LLC, B. Riley FBR, Inc. and Bryant R. Riley (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on May 7, 2019).

2	Exchange and Purchase Agreement, dated as of July 23, 2019, by and between Babcock & Wilcox Enterprises, Inc. and BRC Partners Opportunity Fund, L.P.

3	Exchange and Purchase Agreement, dated as of July 23, 2019, by and between Babcock & Wilcox Enterprises, Inc. and B. Riley Financial, Inc.

4	Stock Purchase Warrant, dated July 23, 2019, issued by Babcock & Wilcox Enterprises, Inc. to BRC Partners Opportunity Fund, L.P.

5	Stock Purchase Warrant, dated July 23, 2019, issued by Babcock & Wilcox Enterprises, Inc. to B. Riley Financial, Inc.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2019

B. RILEY FINANCIAL, INC.

By: /s/Bryant R. Riley
Name: Bryant R. Riley
Title: Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By: /s/Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By: B. Riley Capital Management, LLC, its sole member

By: /s/Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By: /s/Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

B. RILEY FBR, INC.

By: /s/Andrew Moore
Name: Andrew Moore
Title: Chief Executive Officer

/ s/Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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